AXCELIS TECHNOLOGIES, INC.
108 Cherry Hill Drive

Beverly, Massachusetts 01915

(978) 787-4000

December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Axcelis Technologies, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-292008 Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-292008), filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 8, 2025, as amended on December 29, 2025, be accelerated by the Commission to 4:00 p.m. New York time on December 31, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Maxim Mayer-Cesiano of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2297 with such effectiveness to also be confirmed in writing to maxim.mayercesiano@skadden.com.

Very truly yours,

Axcelis Technologies, Inc.

By:	/s/ Eileen Evans
Eileen Evans
Executive Vice President, Human Resources and Legal, and General Counsel

cc:	Maxim Mayer-Cesiano
Skadden, Arps, Slate, Meagher & Flom LLP